

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 4, 2007

via facsimile and U.S. mail
Mr. Steven W. Sinclair
Senior Vice President
ARC Energy Trust
2100, 440 2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

Re: **Arc Energy Trust**
        Form 40-F for fiscal year ended December 31, 2006
        File No. 333-06184

Dear. Mr. Sinclair:

We have completed our review of your filing and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief